QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3

REMINGTON LOAN TERM SHEET

Borrower:	Remington Park, Inc.
Guarantors:	Gulfstream Park Racing Association, Inc. ("GPRA") GPRA Thoroughbred Training Center Inc. ("Palm Meadows Training") Magna Entertainment Corp. ("MEC")

Subject to the provisions set forth below under "OHRC and Remington Landlord Approvals", the MEC guarantee will become a limited recourse guarantee (solely to support the pledge of the shares of Palm Meadows Training) on the date on which the Remington alternative gaming facility opens to the public with substantial completion of the related construction and no fewer than 650 gaming devices in operation (the "Remington Facilities Completion Date"), provided that under the Loan Agreement no event of default or unmatured event of default will have occurred and be continuing on such date.
Lender:	MID Islandi sf., acting through its Zug branch.
Documentation:
Loan agreement ("Remington Loan Agreement") to contain standard representations, warranties, covenants, indemnities, events of default and remedies similar to those included in the existing agreement (the "Gulfstream Loan Agreement") with respect to the Gulfstream Construction Loan (the "Gulfstream Loan"), which agreement will be used as the "precedent" document for this facility.
All dollar amounts used herein are stated in U.S. dollars. All uses herein of the word "including" shall be deemed to mean "including without limitation".
Facility Commitment:	Not to exceed $34.2 million, plus capitalized interest up to and including December 31, 2006 and the Lender's costs incurred prior to the Remington Facilities Completion Date (the "Remington Loan").
Purpose:	To fund the development, design and construction of the Remington alternative gaming facility and the related FF&E (including the acquisition and installation of gaming devices)

Drawdown Availability:	Progress draws on a cost-to-date / cost-to-complete basis.
Term:	10 years from the Remington Facilities Completion Date, with no extension or renewal rights.
Pricing:
Until the Remington Facilities Completion Date, a floating rate equal to 255 bps over the notional per annum cost of one month LIBOR borrowing for MI Developments Inc. ("MID") under its floating rate credit facility, compounded monthly. Thereafter, a fixed rate of 10.5% per annum, compounded semi-annually.
Mandatory Repayment:	Principal and interest on the Remington Loan (including capitalized interest) will be payable as follows:
•	on the first to occur of the Remington Facilities Completion Date and the Gulfstream Facilities Completion Date (as defined in the Gulfstream Loan Agreement), there shall be established a separate tranche of the Remington Loan (the "Capitalized Interest Tranche") to which there shall be allocated (i) on such date, a portion of the then outstanding principal amount equal to all interest theretofore capitalized under the Remington Loan Agreement and the Gulfstream Loan Agreement and (ii) thereafter up to and including December 31, 2006, on each date that interest is capitalized under either the Remington Loan Agreement or the Gulfstream Loan Agreement, a portion of the principal amount equal to the amount of interest so capitalized. The amounts allocated to the Capitalized Interest Tranche shall be repaid as provided below under "Remington Excess Cash Flow Sweep";
•	the balance of the outstanding Loan Amount on January 1, 2007 not allocated to the Capitalized Interest Tranche, together with interest thereon from and after January 1, 2007, shall be payable monthly in advance in 12 equal blended monthly instalments per annum of principal and interest (based on a 25 year amortization commencing on January 1, 2007) without demand on the first business day of each calendar month from and including January 1, 2007, with the first such payment to be made on such date;
•	interest accrued on the outstanding balance of the Capitalized Interest Tranche from time to time from and including January 1, 2007 shall be payable monthly in arrears on the first business day of each calendar month thereafter; and
•	on the maturity of the Remington Loan, the Borrower shall pay to the Lender the entire amount then owing under the Remington Loan, including, without duplication, all accrued and unpaid interest, the unpaid balance, if any, of the Capitalized Interest Tranche, fees and all other indebtedness owing as of such date.

Remington Excess Cash Flow Sweep:
Commencing on the Remington Facilities Completion Date, the Borrower will be required to pay (the "Remington Excess Cash Flow Sweep") to the Lender, on or before the 10th business day following the delivery by the Borrower to the Lender of financial statements for each applicable fiscal quarter, an amount of not less than 75%, and not more than 100%, of the Excess Cash Flow (as hereinafter defined) of the Borrower for such fiscal quarter. Each such payment shall be applied in repayment of the Capitalized Interest Tranche. For greater certainty, (a) the payment of Excess Cash Flow by the Borrower to the Lender pursuant to the Remington Excess Cash Flow Sweep will not be permitted to cause a prepayment of any amount other than the Capitalized Interest Tranche and will not trigger a make whole payment and (b) in the event that the Capitalized Interest Tranche is repaid in full pursuant to the terms of the Remington Loan Agreement, the Remington Excess Cash Flow Sweep shall terminate.

For the purposes hereof, "Excess Cash Flow" will mean for any entity the earnings before interest, taxes, depreciation and amortization as determined in accordance with GAAP ("EBITDA") of such entity for the then current fiscal period after (a) adding back (to the extent not added back in the calculation of EBITDA) any non-cash deductions therefrom, including any deductions for deferred or capitalized interest and for extraordinary or unusual losses and (b) deducting (i) permitted capital expenditures and, to the extent included in the calculation of EBITDA, (ii) interest (other than deferred or capitalized interest) and principal payments on permitted debt, (iii) cash taxes and (iv) extraordinary or unusual gains.
Voluntary Cancellation / Repayment:	The Borrower's rights to pre-pay will be as set out in the Gulfstream Loan Agreement (including make-whole amounts).

Security:	The Borrower and the Guarantors will deliver, or arrange for the execution and delivery of, those security documents requested by the Lender (subject to permitted liens), including:

	•	General security agreements from the Borrower and each of the Guarantors
	•	2nd Mortgage on Gulfstream (behind 1st mortgage pursuant to the Gulfstream Loan Agreement)
	•	2nd Mortgage on the Palm Meadows Training Center (behind 1st mortgage pursuant to Gulfstream Loan Agreement)
	•	Negative pledge of the stock and licenses of the Borrower and GPRA
	•	2nd pledge of the shares of Palm Meadows Training (behind 1st pledge pursuant to the Gulfstream Loan Agreement)
	•	Remington landlord acknowledgment and consent to all obligations of the Borrower (including granting of security by way of leasehold mortgage / assignment of rents and leases)
	•	Assignment of Borrower's, GPRA's and Palm Meadows Training's interest in all material agreements relating to the respective properties
	•	Acknowledgments and consents and non-disturbance agreements with counterparties to material agreements
	•	Specific assignment of all insurance proceeds
	•	Title Insurance for Gulfstream
	•	Title Insurance for the Palm Meadows Training Center
Authorization:	The Lender is authorized to file UCC financing statements against the Borrower, GPRA and Palm Meadows Training upon execution of this term sheet.
Conditions Precedent To Funding:	Standard conditions precedent to funding similar to those in the Gulfstream Loan Agreement, including:
	•	Termination of the Lender's commitment to fund The Meadows Loan pursuant to the Project GM term sheet
	•	Lender will have completed and be satisfied with its due diligence (including as it relates to the issuance of a gaming license to the Borrower and the construction budget for the Remington alternative gaming facility)

	•	Receipt of gaming feasibility study for Remington (previously delivered)
	•	Receipt of appraisal for Gulfstream (previously delivered)
	•	Receipt of appraisal for the Palm Meadows Training Center
	•	Lender satisfaction with environmental reports for the Borrower and for the Palm Meadows Training Center
	•	Receipt of the OHRC and Remington Landlord Approvals (as set forth below)
	•	Execution of all Documentation
	•	Confirmation that all Representations and Warranties are true and correct
	•	Receipt of favourable letters of opinion from counsel in form and substance satisfactory to the Lender, which will be similar to those provided to the Lender under the Gulfstream Loan Agreement
	•	Registration of all registrable Security (subject to the provisions set forth below under "OHRC and Remington Landlord Approvals")
	•	Receipt of all approvals with respect to the Remington Loan and the Gulfstream Loan as set forth below under the heading "Board Approvals"
	•	No event of default or unmatured event of default under the Gulfstream Loan Agreement
Positive Covenants:	Standard positive covenants applicable to the Borrower and the Guarantors and similar to those given in the Gulfstream Loan Agreement.
Restricted Payments:
Without in any way limiting the generality of the restrictions and limitations to be contained within the covenants referenced herein, for so long as any of the Remington Loan, and the guarantees and indemnities provided in connection therewith, remains outstanding, the covenants thereunder will, among other things, prohibit the Borrower, GPRA and Palm Meadows Training from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:
(a)
making any payments on, in respect of or arising under or in connection with any indebtedness pari passu with or subordinated to the Remington Loan or indebtedness owed to any affiliate, including any indebtedness owing to a shareholder or a subsidiary (other than the Lender), other than payments of interest due and owing where the making of such payments will not result in an event of default or an unmatured event of default under the Remington Loan Agreement;

(b)	making any loans to third parties or affiliates;
(c)	redeeming, purchasing or otherwise retiring or canceling any securities (including any warrants, options or rights to acquire securities, "Securities");
(d)
creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the Remington Loan, or for the acquisition of any equity securities of the Borrower;
(e)	issuing any Securities containing any mandatory or fixed payment obligations of any kind, whether dividend or premium or otherwise;
(f)
declaring or paying any dividends, provided that this provision shall not prohibit and there shall be permitted the declaration and payment of a single annual dividend to MEC by each of the Borrower, GPRA and Palm Meadows Training in each year within 60 days after the delivery to the Lender of the audited financial statements required by the Remington Loan Agreement for the immediately preceding fiscal year if, at the time of such declaration and payment, and after giving effect thereto, all of the Remington Restricted Payment Release Conditions (as hereinafter defined) have been satisfied;
(g)	making investments, subject to exceptions for cash equivalents and other arm's length investments in amounts and pursuant to terms acceptable to the Lender, acting reasonably;
(h)
paying any management, consulting or similar fee, or comparable payment, (i) to any affiliate or other related party (other than the Lender) or (ii) outside of the ordinary course of the Borrower's business as of the closing date of the Remington Loan (it being acknowledged that the Borrower has entered into a consulting agreement with Ingenus Management and Consulting with respect to the Remington alternative gaming facility); and
(i)	entering into any transactions with any affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this restriction.

For the purposes hereof, the "Remington Restricted Payment Release Conditions" means: (i) the Remington Repayment Commencement Date has passed, (ii) the Capitalized Interest Tranche has been repaid in full subsequent to the later of the Remington Facilities Completion Date and the Gulfstream Facilities Completion Date (as defined in the Gulfstream Loan Agreement), (iii) at the time of the declaring and making of the restricted payment, and after giving effect thereto, the ratio of outstanding combined Net Debt of the Borrower, GPRA and Palm Meadows Training to such entities' trailing four quarter combined EBITDA does not exceed 4:1, (iv) at the time of the declaring and making of the restricted payment, and after giving effect thereto, no event of default or unmatured event of default will have occurred and be continuing, and (v) the distribution of the restricted payment does not cause the sum of (A) all restricted payments made by the Borrower, GPRA and Palm Meadows Training (including the desired payment) and (B) all repayments made on account of the Capitalized Interest Tranche to exceed an amount equal to (x) 40% of the combined Excess Cash Flow of the Borrower, GPRA and Palm Meadows Training since the Remington Facilities Completion Date, (y) provided that, at the time of the declaring and making of the restricted payment, and after giving effect thereto, the ratio of the combined Net Debt of the Borrower, GPRA and Palm Meadows Training to such entities' trailing four quarter combined EBITDA does not exceed, and for the prior four consecutive fiscal quarters such ratio has not exceeded, 3:1, 60% of the combined Excess Cash Flow of the Borrower, GPRA and Palm Meadows Training since the Remington Facilities Completion Date or (z) provided that, at the time of the declaring and making of the restricted payment, and after giving effect thereto, the ratio of the combined Net Debt of the Borrower, GPRA and Palm Meadows Training to such entities' trailing four quarter combined EBITDA does not exceed, and for the prior four fiscal quarters such ratio has not exceeded, 2:1, 85% of the combined Excess Cash Flow of the Borrower, GPRA and Palm Meadows Training since the Remington Facilities Completion Date.

For the purposes hereof, "Net Debt" of any entity is the amount of such entity's debt (including all capital leases and similar obligations) less the amount of cash and cash equivalents (i.e., short term guaranteed deposits or government bonds and such other investments of term, liquidity and safety acceptable to the Lender, in its sole discretion) to which such entity has the sole and unrestricted right (i.e., excluding purse accounts or other forms of restricted cash and generally excluding any pooled or co-mingled cash or cash equivalents that such entity may have a claim to).

Notwithstanding the foregoing, the Lender agrees that the following types of payments will not be deemed to be restricted payments subject to the above restrictions: (a) payments to MID or the Lender (including any amounts paid to the Lender pursuant to the respective guarantees and indemnities provided in connection with the Gulfstream Loan, the Remington Loan and the Bridge Loan); (b) the distribution by the Gulfstream Borrower to MEC of the first advance under the Gulfstream Loan, which first advance will be an amount equal to the amount paid by MEC with respect to the reconstruction of the Gulfstream Facilities prior to the closing of the Gulfstream Loan plus the reasonable out-of-pocket fees and costs paid by MEC (for its account or for that of the Gulfstream Borrower) in connection with entering into the Gulfstream Loan; (c) the distribution by the Borrower to MEC of the first advance made to the Borrower under the Remington Loan, which first advance will be an amount equal to the amount paid by MEC with respect to the construction of the Remington Facilities prior to the closing of the Remington Loan plus the reasonable out-of-pocket fees and costs paid by MEC (for its account or for that of the Borrower) in connection with entering into the Remington Loan; (d) the Remington Guarantee Fee payable in connection with the Gulfstream Loan, the Gulfstream Guarantee Fee payable in connection with the Remington Loan, the Palm Meadows Training Guarantee Fees payable in connection with the Gulfstream Loan and the Remington Loan and any guarantee fees payable to MEC in connection with the Gulfstream Loan and the Remington Loan; and (e) provided that at the time of the declaring and making of such payment, and after giving effect thereto, no event of default or unmatured event of default will have occurred and be continuing in respect of either the Gulfstream Loan or the Remington Loan, payments to MEC for the reimbursement of additional amounts paid by MEC from time to time with respect to the reconstruction of the Gulfstream Facilities or the construction of the Remington Facilities, provided that all such amounts were incurred in accordance with the Gulfstream Construction Plans and the terms of the Gulfstream Loan Agreement or with the Remington Construction Plans and the terms of the Remington Loan Agreement, as applicable.
Other Negative Covenants:	Standard negative covenants applicable to the Borrower, GPRA and Palm Meadows Training similar to those given in the Gulfstream Loan Agreement, including:

•
Restrictions on other debt (except for permitted encumbrances and customary trade payables and similar types of obligations that are consistent with past practice and in the ordinary course of business)
•
Prohibitions on capital expenditures by the Borrower, GPRA and Palm Meadows Training other than permitted capital expenditures that include (a) an aggregate of $5 million annually (including capital expenditures by the Borrower for the customary refreshing of existing gaming devices in the maximum annual amount of $1.25 million), (b) capital expenditures with respect to the development of the alternative gaming facility at Remington (pursuant to the budget approved by the Lender) and (c) capital expenditures with respect to the redevelopment of Gulfstream Park (pursuant to the budget approved by the Lender)
•
Inter-company management fees payable by the Borrower, GPRA and Palm Meadows Training will be limited to 2.5% of combined revenue per annum, with payment deferred unless at the time of making any such payment (which, for greater certainty, will constitute a restricted payment), and after giving effect thereto, (a) no event of default or unmatured event of default will have occurred and be continuing and (b) the combined Net Debt to trailing four quarter EBITDA of the Borrower, GPRA and Palm Meadows Training does not exceed, and for four consecutive fiscal quarters such ratio has not exceeded, 3:1
Until such time as it becomes a limited recourse guarantor, MEC will covenant to abide by all negative covenants contained in the Bridge Loan.
Reporting Requirements:	Similar to those contained in the Gulfstream Loan Agreement, including:
•
as soon as available and in any event within 40 days after the end of each calendar quarter, (a) unaudited financial statements for the Borrower, GPRA and Palm Meadows Training and (b) unaudited combined financial statements for the Borrower, GPRA and Palm Meadows Training
•
as soon as available and in any event within 90 days of year-end, (a) audited annual financial statements for the Borrower and GPRA, (b) unaudited financial statements for Palm Meadows Training and (c) unaudited annual combined financial statements for the Borrower, GPRA and Palm Meadows Training
	•	concurrently with the financial statements or more frequently upon the request of the Lender, compliance / non-default certificates

•	not less than 40 days after the commencement of each financial year of the Borrower and the Guarantors, a business plan for the ensuing two years
•	prompt written notification of any material adverse change or any material change to any business plan provided to the Lender, and as soon as practicable an updated business plan
•	prompt notification of defaults under the existing financial arrangements of the Borrower and/or the Guarantors
•	written notification of any actual, pending or threatened attachment, litigation or other legal proceedings affecting the Borrower and/or the Guarantors that could have a Material Adverse Effect
•	until the Remington Facilities Completion Date, the Borrower will report within 20 days of each month end, whether or not an advance is requested, as to:

(i)	a detailed cost report;
(ii)	an aged accounts payable listing together with a schedule showing which payables are to be paid from the proceeds of the requested draw (if applicable);
(iii)	an outstanding cheque listing;
(iv)	construction lien holdback specifics; and
(v)	any material adverse changes to the alternative gaming facility budget, including any increase thereto in excess of $100,000;

	•	Other information and supporting documentation as may be reasonably requested
Events of Default:	Standard events of default, similar to those in the Gulfstream Loan Agreement (including similar grace periods), including:
	•	Failure to pay principal, interest or fees
	•	Representations and warranties are incorrect
	•	Non-performance of any covenants herein
	•	Cross-default to any other obligation of the Borrower, GPRA or Palm Meadows Training to the Lender
	•	Cross-default to any other obligation of MEC to the Lender
	•	Cross-default to other debt of the Borrower, GPRA or Palm Meadows (or MEC for so long as MEC is a Guarantor) to a third party, in excess of $2 million in aggregate
	•	Material adverse change
	•	Material judgments
	•	Change of control
	•	Failure to achieve the Remington Facilities Completion Date by February 1, 2006

OHRC and Remington Landlord Approvals:
The Borrower will promptly seek and obtain the approval of each of the Oklahoma Horse Racing Commission ("OHRC") and the landlord of the Remington facility (the "Zoo Trust") to permit the Borrower to enter into the Remington Loan Agreement and related security documents, and to perform its obligations under the Remington Loan Agreement and the related security documents (the approval of the OHRC and the Zoo Trust each being referred to as a "Remington Loan Approval").

In the event that (i) a Remington Loan Approval is not obtained from each of the OHRC and the Zoo Trust, and the security to be provided by the Borrower is not duly registered in all applicable offices of public record, within 75 days of closing or (ii) either of the OHRC or the Zoo Trust determines that it will not provide its Remington Loan Approval, the Lender shall have the right (exercisable in its sole and absolute discretion) to immediately (A) terminate the Remington Loan Agreement (in which event, the Borrower shall immediately pay to the Lender all of Lender's fees, expenses and costs) and/or (B) terminate the Gulfstream Loan Agreement (in which event, the Gulfstream Borrower shall immediately pay to the Lender the Gulfstream Loan Amount, including (and without duplication) all accrued and unpaid interest, fees, expenses and closing costs, together with the Gulfstream make-whole amount).

The Borrower further covenants that it will not take any act (or omit to take any act) that disqualifies the Borrower from applying, obtaining, maintaining or receiving a license to operate gaming devices at the Remington facilities.

For greater certainty, until such time as a Remington Loan Approval is obtained from each of the OHRC and the Zoo Trust and all applicable registrable security being provided by the Borrower in connection with the Remington Loan is registered, no funds will be advanced under the Remington Loan and the Remington loan documents and the Borrower's guarantee in respect of the Gulfstream Loan will be inoperative.

The Borrower will also promptly seek and obtain the approval of each of the OHRC and the Zoo Trust to permit the Borrower to guarantee the Gulfstream Loan and enter into the related security documents, and to perform its obligations under the Gulfstream Loan Agreement and the related security documents (the approval of the OHRC and the Zoo Trust each being referred to as a "Gulfstream Guarantee Approval").

In the event that (i) a Gulfstream Guarantee Approval is not obtained from each of the OHRC and the Zoo Trust, and the security to be provided by the Borrower, in its capacity as a guarantor, in connection with the Gulfstream Loan is not duly registered in all applicable offices of public record, by the earlier of (A) 75 days after closing and (B) the Remington Facilities Completion Date or (ii) either of the OHRC or the Zoo Trust determines that it will not provide its Gulfstream Guarantee Approval, then, without in any way limiting the Lender's other rights under the Gulfstream Loan, the limited recourse guarantee of the Gulfstream Loan being provided by MEC (to support a first ranking pledge of the shares of Palm Meadows Training) will be expanded to also be recourse to, and secured by, all cash proceeds that MEC receives from, and all intercompany amounts payable to MEC by, the Borrower, on the terms and conditions set forth in Schedule A hereto until such time as such approvals have been obtained and all such security has been duly registered.

In addition, if on the Remington Facilities Completion Date, a Gulfstream Guarantee Approval has not been obtained from each of the OHRC and the Zoo Trust, and the security to be provided by the Borrower, in its capacity as a guarantor, in connection with the Gulfstream Loan has not been duly registered in all applicable offices of public record, then, without in any way limiting the Lender's other rights under the Remington Loan, the limited recourse guarantee of the Remington Loan being provided by MEC (to support a second ranking pledge of the shares of Palm Meadows Training) will be expanded to also be recourse to, and secured by, all cash proceeds that MEC receives from, and all intercompany amounts payable to MEC by, the Borrower, on the terms and conditions set forth in Schedule A hereto until such time as such approvals have been obtained and all such security has been duly registered.
Expenses:
All reasonable fees, expenses and closing costs incurred by the Lender in connection with the Remington Loan Agreement, the amendment and restatement of the Gulfstream Loan Agreement, the security to be granted in connection therewith and the Lender's due diligence, including legal, accounting, environmental and other professional fees, expenses and closing costs shall be for the account of the Borrower, and shall be paid by the Borrower to the Lender promptly following receipt of an invoice therefor.

Indemnity:
Each of the Borrower and the Guarantors shall indemnify the Lender, its directors, officers, employees, affiliates, agents and representatives against all claims, actions, suits, costs, losses, damages and liabilities arising from or relating to the transactions contemplated by the Remington Loan Agreement and related documentation and which arise out of or relate to: (i) environmental matters; (ii) breach by the Borrower and/or any of the Guarantors of any of their respective representations, warranties or covenants set forth in the Remington Loan Agreement and related documentation; (iii) any acts or omissions of the Borrower and/or any of the Guarantors or any agent or contractor thereof; and (iv) the business of the Borrower and/or any of the Guarantors.
Other Terms and Conditions:	Assignment and Participation rights to apply.
Gulfstream Loan Agreement to be amended such that:

(a)	the interest deferral period will be shortened to one-year (with payments commencing January 1, 2007);
(b)	the Borrower under the Remington Loan will be a guarantor of the Gulfstream Loan (subject to the terms and conditions set forth above under "OHRC and Remington Landlord Approvals");
(c)	Palm Meadows Training will be a guarantor of the Gulfstream Loan and will provide a 1st Mortgage on the Palm Meadows Training Center as security for its guarantee;
(d)	MEC will provide the limited recourse guarantee contemplated above under "OHRC and Remington Landlord Approvals";
(e)	the Restricted Payments clause is tested on a combined basis as described above;

(f) the management fees restriction is amended as described above; and
(g) the Gulfstream Loan will be cross-defaulted to any other obligation of MEC to the Lender

The existing guarantees and security provided by MEC Pennsylvania Racing, Inc., Washington Trotting Association, Inc. and Mountain Laurel Racing, Inc. (collectively, "The Meadows Entities") pursuant to the Gulfstream Loan Agreement will remain in place, but will be subordinated to the guarantees and security provided by The Meadows Entities in connection with the Bridge Loan. However, the guarantees and security provided by The Meadows Entities will be subordinated if MEC raises financing on The Meadows for gaming on the terms set forth below.

The Lender acknowledges that additional financing (the "Additional Financing") will be required from a third party lender (the "Third Party Senior Lender") in connection with the redevelopment of The Meadows facilities (i.e., the costs associated with the gaming license, gaming devices, FF&E, etc.) in a principal amount of approximately $200 million (the "Maximum Additional Financing Amount").

No later than July 15, 2006, MEC will provide the Lender with a written notice setting out in detail the proposed terms of the Additional Financing, including the proposed amount, term, interest rate, use of proceeds and security in respect of the Additional Financing, which terms will be subject to approval by the Lender, acting reasonably.

The parties will then use commercially reasonable efforts to negotiate within 60 days an inter-creditor/non-disturbance agreement (the "Additional Financing Inter-Creditor Agreement") among themselves and the Third Party Senior Lender, providing that, among other things:
(a)
the security granted by The Meadows Entities over The Meadows Property, The Meadows FF&E and cash flow of The Meadows Operator to the Lender will be subordinated to up to a maximum equal to the Maximum Additional Financing Amount, plus all accrued interest and Third Party Senior Lender expenses, of Additional Financing provided by the Third Party Senior Lender;

(b) the Third Party Senior Lender will not be granted any security over any lands or assets owned or leased by MEC or any of its subsidiaries (other than The Meadows Entities) over which the Lender has security;
(c)
the Lender will have a right to payout and assume the rights and the obligations with respect to the Additional Financing at any time (whether or not such Additional Financing is then in default) on the terms on which The Meadows Entities can repay the Additional Financing (including the payment of any pre-payments or make-whole amounts); and
(d)
the Lender and the Third Party Senior Lender will each provide to the other, and be entitled to receive from the other, reciprocal contemporaneous notice of any default or intended enforcement under their respective loans.

The parties agree that the Lender will have no obligation to enter into the Additional Financing Inter-Creditor Agreement unless such agreement incorporates the foregoing and is on terms satisfactory to the Lender, acting reasonably for an arms' length lender and without regard to any shareholder relationship between the Lender and the borrowers.

In the event that the parties are unable to negotiate and enter into the Additional Financing Inter-Creditor Agreement within the specified time period, The Meadows Entities may, within a period of 90 days, substitute the security provided by The Meadows Entities (the "Substitute Meadows Security") in respect of the Gulfstream Loan, provided that (a) the Substitute Meadows Security is either (i) cash or one or more letters of credit drawn on a bank or banks acceptable to the Lender, acting reasonably, or (ii) other property acceptable to the Lender, acting reasonably, (b) the Lender is satisfied, acting reasonably, that the realizable value of the Substitute Meadows Security is not less than the value of The Meadows Security, and (c) The Meadows Entities pay all costs (including those of the Lender) in connection with such substitution of security.
Approvals:
This term sheet shall be subject to the respective approval, in their respective sole discretion, of the board of directors (and of that board's applicable committee of independent directors) of each of MEC and MID (the public company parent of the Lender).
Governing Law:	Oklahoma, with respect to the Remington Loan Agreement and the related Oklahoma security; and Florida with respect to the Florida security.
Confidentiality:	Except as required by law, rule or stock exchange regulation, this term sheet, all discussions relating to its content and all information concerning the parties will be kept strictly confidential.

Dated as of July 21, 2005.

MI DEVELOPMENTS INC.		MAGNA ENTERTAINMENT CORP.

Per:	"signed"	Per:	"signed"

Name:	John D. Simonetti	Name:	Blake Tohana

Title:	Chief Executive Officer	Title:	Executive Vice-President and
Chief Financial Officer

Per:	"signed"	Per:	"signed"

Name:	Richard J. Crofts	Name:	Mary Lyn Seymour

Title:	Executive Vice-President,	Title:	Controller
Corporate Development,
General Counsel and Secretary

For itself and for its subsidiaries referenced herein.		For itself and for its subsidiaries referenced herein.

REMINGTON LOAN TERM SHEET

Schedule A

1.
The security for the MEC limited recourse guarantee of each of the Gulfstream Loan and the Remington Loan will be limited to (a) a pledge of the shares of Palm Meadows Training, (b) a pledge of the cash (and cash equivalents, acceptable to the Lender) in a lock-box account (the "Lock-box Account") in the name of MEC, but subject to a control agreement in favour of the Lender and (c) a pledge of all intercompany amounts payable by the Remington Borrower to MEC.

2.
MEC will covenant in favour of the Lender that, commencing on the Remington Facilities Completion Date, MEC will cause the Remington Borrower to, quarterly (with the Lender's option to increase the frequency to monthly), declare and pay dividends to, and/or repay intercompany indebtedness owed to, MEC equal to, in the aggregate, 100% of the Remington Borrower's Excess Cash Flow after the Remington Borrower pays the Remington Excess Cash Flow Sweep under the Remington Loan. These funds will immediately be placed into the Lock-box Account. The Restricted Payment provisions of the Gulfstream Loan and the Remington Loan will be amended to permit these payments.

3.
The funds in the Lock-box Account will be released to MEC periodically if the Remington Restricted Payments Release Conditions are met, with the "Net Debt" definition being amended to also net out any amounts paid into the Lock-box Account by way of dividends.

4.
In the event of a default under the Gulfstream Loan or the Remington Loan, the Lender will have immediate recourse pursuant to the MEC limited recourse guarantee to the funds in the Lock-box Account.

QuickLinks

REMINGTON LOAN TERM SHEET
REMINGTON LOAN TERM SHEET Schedule A